FRANKIE'S STORY, LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

Frankie's Story, LLC

Balance Sheets
as of December 31, 2023 and 2022

ASSETS

		2023		2022
CURRENT ASSETS:				
Cash and cash equivalents	$	504,633	$	14,869
TOTAL CURRENT ASSETS	$	504,633	$	14,869
INTANGIBLE ASSETS:				
Capitalized film production costs	$	133,315	$	133,315
TOTAL NONCURRENT ASSETS	$	133,315	$	133,315
TOTAL ASSETS	$	637,948	$	148,184

LIABILITIES & MEMBERS' EQUITY

		2023		2022
OTHER LIABILITIES				
Wells Fargo Business Visa	$	3,155	$	60
TOTAL LIABILITIES	$	3,155	$	60
MEMBERS' EQUITY:				
Class A Member Units, 6,000,000 units authorized and issued	$	-	$	-
Distributions to Member	$	(30,000)	$	(30,000)
Class B Member Units, 575,000 units authorized and issued	$	250,000	$	250,000
Class C Member Units, 1,275,000 units authorized and none issued	$	-	$	-
Class D Member Units, 4,150,000 units authorized and 435,546 issued	$	435,546	$	-
Retained deficit	$	(208,014)	$	(71,876)
TOTAL MEMBERS' EQUITY	$	634,793	$	148,124
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**637,948**	$	**148,184**

Frankie's Story, LLC

Statements of Income (Loss)
as of December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
COST OF GOODS SOLD	$ -	$ -
GROSS PROFIT	$ -	$ -
OPERATING EXPENSES		
Advertising	$ (59,215)	$ (3,200)
Bank Fees	$ (110)	$ (248)
Contract Labor	$ (51,136)	$ (970)
Legal & Accounting Fees	$ (14,065)	$ (6,837)
Meals	$ (503)	$ (1,075)
Office Expense	$ (2,722)	$ (681)
Supplies	$ (939)	$ (2,694)
Reimbursements	$ (11,290)	$ -
Travel	$ (673)	$ (9,525)
TOTAL OPERATING EXPENSES	$(140,653)	$(25,230)
OTHER INCOME - Miscellaneous income	$ 4,515	$ 150
TOTAL OTHER INCOME	$ 4,515	$ 150
NET (LOSS)	**$ (136,138)**	**$ (25,080)**

Frankie's Story, LLC

Statements of Changes in Members' Equity
For the Years Ended
December 31, 2023 and 2022

	Class A Stock	Class B Stock	Class C Stock	Class D Stock	Distributions to Member	Retained Deficit	Members' Equity
Balance December 31, 2020	$ -	$ 250,000	$ -	$ -	$ -	$ (28,371)	$ 221,629
Distribution to Triple Horse Studios LLC					$ (30,000)		$ (30,000)
Net Loss	$ -	$ -	$ -	$ -	$ -	$ (18,425)	$ (18,425)
Balance December 31, 2021		$250,000			$ (30,000)	$ (46,796)	$ 173,204
Net Loss	$ -	$ -	$ -	$ -	$ -	$ (25,080)	$ (25,080)
Balance December 31, 2022	$ -	$250,000	$ -	$ -	$ (30,000)	$ (71,876)	$ 148,124
Net Loss	$ -	$ -	$ -	$ -	$ -	$ (136,138)	$ (136,138)
Balance December 31, 2023	$ -	$250,000	$ -	$ 435,546	$ (30,000)	$ (208,014)	$ 447,532

Frankie's Story, LLC

Statement of Cash Flows
as of December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (136,138)	$ (25,080)
Increase in current liabilities	$ 3,096	$ 60
NET CASH (USED) BY OPERATING ACTIVITIES	$ (133,042)	$ (25,020)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in capitalized film production costs	$ -	$ (62,565)
NET CASH (USED) BY INVESTING ACTIVITIES	$ -	$ (62,565)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Preferred Stock Issuance via Regulation CF	$ 622,806	
Principal payments on short-term debt		-
Member distributions		-
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	$ 622,806	-
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$ 489,764	$ (87,585)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 14,869	$ 102,454
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **504,633**	$ **14,689**

Frankie's Story, LLC

Notes to Financial Statements
For the Years Ended
December 31, 2023 and 2022

Note 1. Organization and Purpose

Frankie's Story, LLC (the "Company") is a Multi-Member Limited Liability Company organized under the state laws of Georgia. The Company has elected to be taxed as a C-corp and engages in film production.

Note 2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions.

Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the year December 31, 2023 and 2022, was $59,215 and $3,200 respectively.

Note 3. Capitalized Film Production Costs

The Company began producing their film in 2020. In this developmental process, the Company has incurred significant professional fees, including legal and accounting, screen writing, and preliminary film production costs.

Note 3. Capitalized Film Production Costs (continued)

Throughout 2022, the Company produced a Proof of Concept (POC) film as part of their anticipated crowdfunding campaign. As of December 31, 2022, cumulative film production costs amounted to $133,315 and are reported in these financial statements as capitalized film production costs.

The Company will begin amortization of capitalized film costs when the film is released and it begins to recognize revenue from the film.

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2022 and 2023, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 4. Income Taxes

The Company has not yet generated any revenue and thus has no taxable income. No dividends have been paid to members and the Company has no known federal or tax liability. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Note 5. Members' Units

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2023, 6,000,000 of Class A units have been issued, 575,000 of Class B units have been issued, 435,546 of Class D units have been issued, and no units have been issued for Class C.

Note 6. Commitments, Contingencies, Compliance with Laws and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 7. Subsequent Events

Subsequent to year end, the Company closed a second crowdfunding campaign for their film in January 2024. The Company held a third crowdfunding campaign from April 1 – April 29, 2024.

In April of 2023, the Company began the process of converting their tax status from a Partnership to a formal C Corporation for ease of offering different classes of stock during the crowdfunding process.

The Company has evaluated subsequent events through December 31, 2023, the date on which the financial statements were available to be issued, and determined there are no other events to disclose.